SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)*
DIGITAL LIGHTWAVE, INC.

(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)
253855 10 0

(CUSIP Number)
LOUIS D. SOTO, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS OPTEL ACQUISITION CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		232,722,523

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,722,523

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

1	NAMES OF REPORTING PERSONS DR. BRYAN J. ZWAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		232,722,523

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		232,722,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS OPTEL CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		232,722,523

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,722,523

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

1	NAMES OF REPORTING PERSONS AL ZWAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		232,722,523

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		232,722,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 17 amends Amendment No. 16 to Schedule 13D filed by Optel Acquisition Corp. (“OAC”), Dr. Bryan J. Zwan (“Dr. Zwan”); Optel Capital, LLC, a Delaware limited liability company (“Optel Capital”); and Al Zwan (OAC, Dr. Zwan, Optel Capital, and Al Zwan, together, the “Reporting Persons”) with the Securities and Exchange Commission on January 14, 2010 (“Amendment No. 16”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 16. The Principal executive offices of the Issuer is 5775 Rio Vista Drive, Clearwater, Florida 33760.
Item 2. Identity and Background.
Item 2 of Amendment No. 16 is hereby amended and restated in its entirety as follows:
“This Amendment No. 17 is being filed by Optel Acquisition Corp., a Delaware corporation (“OAC”), Optel Capital, LLC, a Delaware limited liability company (“Optel Capital”), Dr. Bryan J. Zwan (“Dr. Zwan”) and Al Zwan (collectively, the “Group”). The Group is filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. The agreement among the Group relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.
OAC, whose principal business is merging with and into the Issuer, has its principal business and principal office at 1000 Marsh Road, Menlo Park, California 94025. Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Dr. Zwan’s principal occupation is Chairman of the Issuer. Dr. Zwan is a United States citizen. The principal business of Optel Capital is investing. The principal office of Optel Capital is 3000 Bayport Drive, Suite 800, Tampa, Florida 33607. Al Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Al Zwan’s principal occupation is President of Optel Capital. Al Zwan is a United States citizen.
No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 4. Purpose of Transaction.
Item 4 of Amendment No. 16 is hereby amended and restated in its entirety as follows:
“On October 14, 2009, the Reporting Persons filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) announcing their intention to effect a short-form merger (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”). On November 25, 2009, the Reporting Persons filed Amendment No. 1 to Schedule 13E-3 with the SEC.
On January 15, 2010, OAC effected the Merger pursuant to Section 253 of the DGCL with and into the Issuer, with the Issuer as the surviving corporation. Upon the Merger, OAC became the sole stockholder of the Issuer. Other holders of the Issuer’s common stock prior to the Merger were not entitled to vote their shares of the Issuer’s common stock with respect to the Merger, but are entitled to certain appraisal rights under the DGCL. Common stock of the Issuer constitutes the only class of capital stock of the Issuer that, in the absence of Section 253 of the DGCL, would have been entitled to vote on the Merger.
The Schedule 13E-3 and all exhibits attached thereto, previously filed by OAC and the Reporting Persons dated October 14, 2009, is incorporated by reference into this Item 4. The Contribution Agreement is incorporated by reference herein, and any description thereof is qualified in its entirety by reference thereto.”
Item 7. Material to be Filed as Exhibits.

Exhibit
No.	Description
1	Joint Filing Agreement between Dr. Bryan J. Zwan, Optel Acquisition Corp., Optel Capital, LLC, and Al Zwan.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010	OPTEL ACQUISITION CORP.
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 15, 2010	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: January 15, 2010	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 15, 2010	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement between Dr. Bryan J. Zwan, Optel Acquisition Corp., Optel Capital, LLC and Al Zwan.

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $0.0001 par value, of Digital Lightwave, Inc.
     This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 15, 2010	OPTEL ACQUISITION CORP.
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 15, 2010	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: January 15, 2010	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 15, 2010	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan